[FOREST OIL CORPORATION LETTERHEAD]

April 30, 2007

VIA FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Ms. Anne Nguyen Parker

  Re:
  Withdrawal of Request for Acceleration of Effectiveness of Registration Statement on Form S-4 (File No. 333-140532), as amended, of Forest Oil Corporation (the "Registrant")

Ladies and Gentlemen:

        We hereby request the withdrawal of the Acceleration Request submitted by the Registrant on Friday, April 27, 2007, regarding the effectiveness of the Registration Statement on Form S-4 (File No. 333-140532), as amended.

        Please call the undersigned at (303) 812-1400 with any questions regarding this matter.

Very truly yours,
/s/ FOREST OIL CORPORATION
By:	/s/ CYRUS D. MARTER IV Name: Cyrus D. Marter IV Title: Vice President — General Counsel and Secretary